April 12, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jaime G. John

Re:	Diligent Board Member Services, Inc. (the “Company”)
Form 8-K filed April 4, 2013
File No. 000-53205

Dear Ms. John:

On behalf of our client, Diligent Board Member Services, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission (the “Commission”) our response to the letter dated April 9, 2013 from the staff of the Division of Corporation Finance (the “Staff”) regarding the Form 8-K filed April 4, 2013 (the “Form 8-K”) of the Company.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Item 4.01 Changes in Registrant’s Certifying Accountant:

1.	Please amend your Form 8-K to specifically state whether Holtz Rubenstein Reminick LLP (HRR) resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K.

In response to the Staff's comment, on the date hereof, the Company is filing Amendment No.1 to the Form 8-K containing the disclosure requested by the Staff.

2.	We note that there were no disagreements with HRR during the years ended December 31, 2012 and 2011. Please amend the Form 8-K to also specify whether there were any disagreements with HRR during the subsequent interim period through the date they were dismissed, resigned or declined to stand for re-election, as described in Item 304(a)(1)(iv) of Regulation S-K. Similarly, ensure that your revised disclosure regarding reportable events also covers the subsequent interim period through the date they were dismissed, resigned or declined to stand for re-election, as described in Item 304(a)(1)(v) of Regulation S-K.

In response to the Staff's comment, on the date hereof, the Company is filing Amendment No.1 to the Form 8-K containing the disclosure requested by the Staff.

3.	In your amended Form 8-K, include an Exhibit 16 letter from HRR referencing the amended Form 8-K.

As requested in the Staff’s letter, the required letter from HRR is included as Exhibit 16.1 to Amendment No. 1 to the Form 8-K.

As requested in the Staff’s letter, the required statement from the Company is included as Annex A to this response letter.

If it would expedite the review of the information contained herein, please do not hesitate to call me at (646) 414-6950.

Very truly yours,

/s/ Marita A. Makinen

cc:

Steven P. Ruse

Jack Van Arsdale

Annex A

April 12, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jaime G. John

Re:	Diligent Board Member Services, Inc. (the “Company”)
Form 8-K filed April 4, 2013
File No. 000-53205

Dear Ms. John:

In connection with the above-captioned Form 8-K, as amended, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call the undersigned at (212) 741-8181 x332.

Very truly yours,

/s/ Steven P. Ruse
Steven P. Ruse
Chief Financial Officer